L'ORÉAL



06012811

L'OREAL
International Financial Information Department


SEC MAIL
RECEIVED
PROCESSING
APR 24 2006
WASH. D.C.
213
SECTION

19th April, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

SUPPL

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Release: First quarter 2006 sales.

PROCESSED
APR 25 2006
THOMSON
FINANCIAL

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROR

dlw 4/25

Clichy, Wednesday, April 19th 2006 – 6 pm

L'ORÉAL

FIRST QUARTER 2006 SALES.

3.94 BILLION EUROS, UP BY + 11.3%

SIGNIFICANT REBOUND IN WESTERN EUROPE

RAPID GROWTH IN NEW MARKETS

The sales of the L'Oréal group, at March 31st 2006, amounted to 3.938 billion euros, an increase of + 11.3%. Like-for-like, i.e. based on a comparable structure and identical exchange rates, the increase in the group's sales was + 6.0%.
The net impact of changes in consolidation, mainly as a result of the acquisition of *SkinCeuticals* in June 2005 and *Delial* in August 2005, amounted to + 0.5%. Growth excluding exchange rate impact was + 6.5%. Currency fluctuations had a positive impact of + 4.8%.

Commenting on the figures, **Sir Lindsay Owen-Jones, Chairman and Chief Executive Officer of L'Oréal**, said: "It is important to emphasise, as we do every year at this time, that the significance of the growth rate for a single quarter is limited. Nonetheless, this promising start to the year, and the prospect of positive exchange rate effects, mean that we can be confident about the outlook for 2006".

Cosmetics sales growth by operational division and geographic zone

	1st quarter 2006		
		Growth	
	€M	Like-for-like	Reported
By operational division			
Professional Products	522.9	+ 0.6%	+ 4.8%
Consumer Products	2,061.4	+ 6.1%	+ 10.7%
Luxury Products	903.4	+ 6.5%	+ 13.0%
Active Cosmetics	359.2	+ 14.0%	+ 19.8%
Cosmetics total	**3,872.2**	**+ 6.0%**	**+ 11.2%**
By geographic zone			
Western Europe	1,849.4	+ 4.2%	+ 4.5%
North America	1,013.9	+ 2.9%	+ 13.5%
Rest of the World, including:	1,008.9	+ 13.0%	+ 23.2%
- Asia	388.0	+ 6.4%	+ 15.3%
- Latin America	224.4	+ 18.1%	+ 39.6%
- Eastern Europe	214.4	+ 28.8%	+ 35.1%
- Other countries	182.1	+ 6.1%	+ 11.5%
Cosmetics total	**3,872.2**	**+ 6.0%**	**+ 11.2%**
Dermatology[1]	66.1	+ 7.5%	+ 15.1%

Sales trends by cosmetics division were as follows:

The **Professional Products Division** recorded a like-for-like growth rate of + 0.6%, and + 4.8% based on reported figures, with good scores in Western Europe, strong expansion in the Rest of the World, and a dip in North America. Activity in the United States was affected by a substantial inventory reduction in professional distribution to hair salons, because of higher interest rates and following a plan to merge the two main distributors. Excluding the United States, the division's like-for-like growth amounted to + 6.0%.
L'Oréal Professionnel benefited again from the success of *Richesse - Hi Richesse* hair colourant and from the launch of the new haircare product *Série Expert Sensi Balance*. *Kérastase* continued the launch of the *Volume Active* line. *Redken* launched *Blonde Glam* haircare products in the US and a new hair colourant, *Shimmer One*. *Matrix* relaunched its *Vavoom* styling range and continued the global roll-out of the new *Biolage* line.

The **Consumer Products Division** achieved a like-for-like growth rate of +6.1% and + 10.7% based on reported figures, reflecting an acceleration in Western Europe, with growth rates maintained in North America and the Rest of the World. All the Division's brands contributed to this advance. *L'Oréal Paris* strengthened its positions with *Elsève* in the haircare segment, with *Collagen Filler* in facial skincare, and *Infaillible* foundation in make-up. *Garnier* sales increased sharply in hair colourants with *Nutrisse* and *Color Naturals* and in facial skincare with *Ultralift* and *Nutritionist*. *Maybelline* turned in very good quarterly figures, with successful launches for *Superstay* lipstick and *Lash Stylist* mascara.

The sales of the **Luxury Products Division** grew by + 6.5% like-for-like, and by + 13% based on reported figures. Sales were bolstered by the success of launches in the fourth quarter of 2005, including *Platinéum* skincare and *Hypnôse* fragrance by *Lancôme*, and *Polo Black* by *Ralph Lauren*.
Furthermore, the launch of *High Résolution Collaser (Lancôme)*, *Biofirm Lift* (*Biotherm*) and *Life Pearl Cellular* (*Helena Rubinstein*) enabled the Division to improve its skincare product positions in the first quarter.
Lastly, initial consumer reaction to the new perfume *Code Donna* from *Giorgio Armani*, launched in Europe in March, is also promising.

Active Cosmetics is continuing to achieve strong like-for-like growth at + 14%, and + 19.8% based on reported figures.
This growth across all zones reflects the success of launches and revamps, such as *Lift-Activ Pro* anti-wrinkle firmness skincare from *Vichy*, and *Redermic*, the first anti-wrinkle skincare product from *La Roche-Posay*. *Innéov* also achieved strong sales growth.

Significant rebound in Western Europe

With like-for-like growth of + 4.2%, **Western Europe** confirmed the return to growth seen in the fourth quarter of 2005.
There were solid growth rates for Professional Products, particularly in hair colourants and haircare. Sales trends for the American brands *Redken*, *Matrix* and *Mizani* were extremely dynamic.
Consumer Products made a good start to the year, returning to growth both in Germany and France. Strong sales of high-value-added products and successful launches in buoyant segments strengthened the positions of *Elsève* in haircare and *L'Oréal Dermoexpertise* in skincare. *Collagen Filler* and *Revitalift* from *L'Oréal Paris* and *Ultralift* by *Garnier* performed particularly well.
The Luxury Products Division achieved strong growth thanks to the success of products launched in the last quarter of 2005, particularly in skincare and perfumes.
Active Cosmetics sales are continuing to grow strongly.

North America: Good prospects for the year.

In **North America**, like-for-like sales growth amounted to + 2.9%, held back by the merger between the two main luxury department store chains, and by the sharp inventory reduction in professional distribution to hair

Growth was particularly strong at the Consumer Products Division. *Maybelline* set a new market share record thanks to its successful launches; *Fructis* from *Garnier* confirmed its breakthrough with strong growth in shampoos, conditioners and styling. *L'Oréal Paris* successfully launched two major innovative products: *Natural Match* in hair colourants and the *HIP* line in make-up.
Lastly, at the Luxury Products Division, the start of the year saw the launch of the women's fragrance *Hypnôse* from *Lancôme*, which became the market leader within a few weeks, and the remarkable growth rate of *Lancôme* in skincare with *Collaser*.

Rapid like-for-like growth in new markets: + 13%

Like-for-like growth in the **Asia zone** amounted to + 6.4%, and + 15.3% based on reported figures, driven by China and Indonesia. South Korea confirmed its return to growth.
Professional Products took advantage of the roll-out of *Matrix* and the dynamism of the professional channel in Japan. Sales of Consumer Products were boosted by the success of *Revitalift White* skincare and *True Match* foundation from *L'Oréal Paris*. *Unstoppable* mascara from *Maybelline* was very well received by customers. Luxury Products sales were bolstered by the brands *Kiehl's* and *Biotherm*, and by *Lancôme*, with the success of *Blanc expert*. Lastly, Active Cosmetics recorded very strong growth.

Growth in the **Latin America zone** increased by + 18.1% like-for-like. This figure reflects positive growth in all the countries, particularly in Brazil, Argentina and Venezuela.
Professional Products took advantage of the successful launch of *Platinium* lightening paste and the growth of *Redken*.
Consumer Products sales continued to grow with the success of *Nutrisse*, the number one brand in the hair colourant market, and the promising launches of *Nutrigloss* by *Elsève* and *Chemiresist* by *Fructis*.
At Luxury Products, *Biotherm*, and the new perfumes from *Giorgio Armani* and *Ralph Lauren*, are strengthening the leadership of the Division in this zone.
Active Cosmetics achieved strong growth in all the major countries.

Sales in **Eastern Europe**, with like-for-like growth of + 28.8%, were again very strong in all divisions, boosted by major product successes such as *Volume Shocking* mascara, *Infaillible* foundation and *Elsève Nutri Gloss* shampoo from *L'Oréal Paris*, and *Lift Activ Pro* skincare from *Vichy*. *Matrix* is continuing its rapid expansion. Meanwhile, the growth of our major luxury brands is continuing.

In the **Other Countries**, like-for-like sales growth was +6.1%, reflecting very strong sales growth, particularly in India and Turkey.

"This news release does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This news release may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

Contacts at L'OREAL (**switchboard**: +33.1.47.56.70.00)

Shareholders
and market authorities
Mr Jean-Régis CAROF
☎ : +33.1.47.56.83.02
http://www.loreal-finance.com

Analysts and
institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.86.42

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your PDA, at loreal-finance.com *mobile edition*: alternatively, call +33.1.40.14.80.50